U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

( ) Form 10-K and form 10-KSB ( ) Form 20-F ( ) Form 11-K (X) Form 10-Q and Form 10-QSB ( ) Form N-SAR

For Period Ended:  September 30, 2001

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Read Attached Instruction Sheet Before Preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates. ________________________________________________________________________

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Part I – Registrant Information

GOLDEN PHOENIX MINERALS, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

3595 Airway Dr., Suite 405

Address of Principal Executive Office (Street and Number)

Reno, Nevada 89511

City, State and Zip Code

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Part II – Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K,   Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or any portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(  ) (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III – Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

We are unable to file the Form 10-QSB on the due date as the review by our Independent Auditor has not been completed. We anticipate filing the Form on or before five calendar days from the due date.

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Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

                                Michael R. Fitzsimonds                                        (775) 853-4919

                                          (Name)                                        (Area Code) Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                                                                                      (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                      (X) Yes ( ) No

If so: attach an explanation of the anticipated change, both narratively and quantitavely, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Following is a summary of the anticipated income and expense items for the three and nine month periods ended September 30, 2001 and 2000:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Total revenue	$ 87,370	$ 22,121	$ 264,722	$ 36,577
Cost of sales	76,541	-	240,677	-
Gross Profit	10,829	22,121	24,045	36,577
Expenses	383,501	315,217	1,121,808	640,382
Loss from Operations	(372,672)	(293,096)	(1,097,763)	(603,805)
Other income (expense)	(64,469)	(21,890)	(150,991)	(58,230)
Net Loss	$(437,141)	$(314,986)	$(1,248,754)	$(662,035)
Basic and diluted loss per
share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

The primary changes in comparing the current three and nine month periods with the prior year periods are the acquisition of the Mineral Ridge Mine which has generated metal sales, increased exploration activity on the Company’s projects, and increased interest expense due to financing.

Golden Phoenix Minerals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2001                                                   By: /S/ MICHAEL R. FITZSIMONDS

                                                                                                Michael R. Fitzsimonds

                                                                                                President

INSTRUCTION: The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.